UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2025

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Adoption of Rights Agreement

On December 15, 2025, the Board of Directors (the “Board”) of Guardforce AI Co., Limited (the “Company”) authorized and declared the grant of one right (a “Right”) for each outstanding ordinary share, par value $0.12 per share, of the Company (the “Ordinary Shares”) to shareholders of record as of the close of business on December 15, 2025 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one preferred share, par value $0.12 per share (a “Preferred Share”), at a purchase price of $8.44 per Preferred Share, subject to adjustment, on the terms and subject to the conditions set forth in that certain Rights Agreement, dated as of December 15, 2025 (the “Rights Agreement”), by and between the Company and VStock Transfer, LLC, as rights agent (the “Rights Agent”).

Purpose of the Rights Plan

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics and to enable all shareholders to realize the long-term value of their investment in the Company. In general terms, the Rights Agreement imposes significant dilution upon any person or group that acquires beneficial ownership of securities representing ten percent (10%) or more of the voting power of the Company without prior Board approval, subject to customary exceptions and Board-designated exemptions, including an initial 25% exempted percentage for the Company’s founders.

Distribution Date; Separation of Rights

Initially, the Rights will be attached to all certificates representing Ordinary Shares then outstanding, and with respect to uncertificated Ordinary Shares will be evidenced by book-entry notations in the Company’s register of members; no separate rights certificates will be distributed until the Distribution Date (as defined below). The Rights will separate and become exercisable upon the earlier of (i) the first date of public announcement by the Company or an acquiring person that any person or group has become an “Acquiring Person” by acquiring beneficial ownership of securities representing ten percent (10%) or more of the Company’s voting power (the “Stock Acquisition Date”), and (ii) the close of business on the tenth (10th) business day (or such later date as may be determined by the Board) after the commencement of a tender or exchange offer which would result in such person or group becoming an Acquiring Person (such earlier date, the “Distribution Date”).

Issuance of Rights Certificates; Legends

From and after the Distribution Date, separate rights certificates will be mailed to holders of record of the Ordinary Shares as of the close of business on the Distribution Date and thereafter the separate rights certificates will represent the Rights. Certificates representing Ordinary Shares issued after the Record Date and prior to the Distribution Date will include a legend referencing the Rights Agreement, and the registration statements for uncertificated Ordinary Shares will include a corresponding legend.

Flip-In Feature; Exercise of Rights

Following the Distribution Date, each Right will entitle the holder, subject to the terms of the Rights Agreement, to purchase one Preferred Share at the then-current purchase price, subject to adjustment. If any person becomes an Acquiring Person, each Right (other than Rights that are, or under certain circumstances were, beneficially owned by the Acquiring Person or certain related persons, which will become null and void) will entitle the holder, for a 60-day period (subject to extension under certain circumstances), to purchase, at the then-current purchase price, Ordinary Shares of the Company having a market value equal to two times the purchase price, or such other securities, cash or property as the Board may determine, all as more fully described in the Rights Agreement.

Flip-Over Feature

In the event that, after a Stock Acquisition Date, the Company is involved in a merger or other business combination transaction in which the Company is not the surviving corporation, in a merger or other business combination in which the Ordinary Shares are changed or exchanged, or in a sale or transfer of 50% or more of its assets or earning power, then proper provision will be made so that each Right (other than Rights that have become null and void) will entitle the holder to purchase, at the then-current purchase price, ordinary shares (or other equity interests) of the acquiring company having a market value equal to two times the purchase price.

Redemption; Exchange

At any time prior to the earlier of (x) the Stock Acquisition Date and (y) the final expiration date of the Rights, the Board may redeem the Rights in whole, but not in part, at a redemption price of $0.12 per Right, as adjusted pursuant to the Rights Agreement. In addition, after a Stock Acquisition Date, the Board may redeem all, but not less than all, of the Rights in certain circumstances described in the Rights Agreement. The Board may also exchange all or part of the then outstanding and exercisable Rights (other than Rights that have become void) for Ordinary Shares at an exchange ratio of one Ordinary Share per Right or for substitute consideration, subject to the terms set forth in the Rights Agreement.

Expiration

The Rights will expire on the earlier of 5:00 p.m., New York City time, on December 15, 2035, or such earlier time as the Rights are redeemed, exchanged, or terminated in accordance with the Rights Agreement.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights prior to the Distribution Date. After the Distribution Date, amendments may be made without holder consent only to: (i) cure ambiguities; (ii) correct or supplement defective or inconsistent provisions; (iii) shorten or lengthen time periods; or (iv) make changes that do not adversely affect the interests of holders of Rights (other than an Acquiring Person and its affiliates/associates).

Anti-Dilution Provisions

To prevent dilution, the Purchase Price and the number and kind of securities issuable on exercise adjust for stock dividends in, splits or combinations of, and reclassifications of the Preferred Shares; the number of Rights may also adjust in certain cases, including proportionately per Ordinary Share for specified Ordinary Share changes before the Distribution Date and, at the Company’s election, via an adjustment to the number of Rights outstanding. Adjustments to the Purchase Price are not required unless cumulative changes would alter the Purchase Price by at least 1%, and calculations are rounded to the nearest cent and one-tenth of a share. The Company need not issue fractional Preferred or Ordinary Shares upon exercise or exchange and may pay cash in lieu; upon exercise, fractional interests in Preferred Shares may, at the Company’s election, be evidenced by depositary receipts.

The foregoing description is a summary of the terms of the Rights Agreement and does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, including the exhibits thereto, which are filed as exhibits to this Form 6-K and incorporated herein by reference.

In addition, as soon as practicable following the Record Date, the Company will provide to each registered holder of Ordinary Shares a copy of a Summary of Rights substantially in the form attached as Exhibit B to the Rights Agreement, by posting such Summary of Rights on the Company’s corporate website and maintaining such posting through the expiration of the Rights, with paper copies available upon request, in accordance with the terms of the Rights Agreement.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Designation of the Company’s Series A Preferred Shares, dated December 15, 2025 (included in Exhibit 4.1)
4.1	Rights Agreement, dated as of December 15, 2025, by and between Guardforce AI Co., Limited and VStock Transfer, LLC, as Rights Agent, including the form of Rights Certificate as Exhibit A, the form of Summary of Rights as Exhibit B and the Certificate of Designation as Exhibit C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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